The EMI Group

ENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02049901

02 SEP 10 AM 7:29

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

4th September, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd September, 2002, I enclose one copy of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 4th September 2002, advising that Sir Dominic Cadbury, a Director of the Company, had purchased 30,000 EMI Group plc Ordinary Shares of 14p each at a price of 163p per Ordinary Share.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

9/17

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/41

Company Announcements Office,
London Stock Exchange.

4th September, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that Sir Dominic Cadbury, a Director of the Company, has today (4th September, 2002) informed the Company that he purchased on 29th August, 2002 30,000 EMI Group plc Ordinary Shares of 14p each at a price of 163p per Ordinary Share, to be held beneficially.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary